

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2024

Jianfeng Wu
Co-Chief Financial Officer
Atour Lifestyle Holdings Limited
1st Floor, Wuzhong Building
618 Wuzhong Road
Minhang District, Shanghai, 201103
People's Republic of China

      Re: Atour Lifestyle Holdings Limited
             Form 20-F for the Fiscal Year Ending December 31, 2023
             Filed April 26, 2024
             File No. 001-40540

Dear Jianfeng Wu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction